BRAVO RESOURCE PARTNERS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED
JANUARY 31, 2004

BCSC British Columbia Securities Commission

# QUARTERLY REPORT
BC FORM 51-901F

*Freedom of Information and Protection of Privacy Act:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

## *ISSUER DETAILS*

| | | | | |
|---|---|---|---|---|
| NAME OF ISSUER<br>BRAVO RESOURCE PARTNERS LTD. | | | FOR QUARTER ENDED (Y M D)<br>04 01 31 | DATE OF REPORT (Y M D)<br>04 03 31 |
| ISSUER ADDRESS<br>4155 EAST JEWELL AVENUE, SUITE 500 | | | | |
| CITY/<br>DENVER | PROVINCE<br>CO | POSTAL CODE<br>80222 | ISSUER FAX NO.<br>303-758-8237 | ISSUER TELEPHONE NO.<br>303-831-8833 |
| CONTACT PERSON<br>ERNEST E. STAGGS | | CONTACT'S POSITION<br>DIRECTOR | | CONTACT TELEPHONE NO.<br>303-831-8833 |
| CONTACT EMAIL ADDRESS<br>N/A | | WEB SITE ADDRESS<br>N/A | | |

## *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED (Y M D) |
|---|---|---|
| "TYRONE CARTER" | TYRONE CARTER | 04 03 31 |
| "ERNEST E. STAGGS" | ERNEST E. STAGGS | 04 03 31 |

FIN51-901F Rev.2000/12/19

**BRAVO RESOURCE PARTNERS LTD.**
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

| | January 31, 2004 | July 31, 2003 (Audited) |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 21,084 | $ 74 |
| Prepaids | 10,312 | - |
| Receivables | 1,249 | 148 |
| | $ 32,645 | $ 222 |
| **LIABILITIES AND SHAREHOLDERS' DEFICIENCY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 119,486 | $ 127,238 |
| Promissory notes payable | 27,119 | 33,085 |
| Due to related party (Note 4) | 241,874 | 140,520 |
| | 388,479 | 300,843 |
| **Shareholders' deficiency** | | |
| Capital stock (Note 6) | 2,832,879 | 2,832,879 |
| Share subscriptions received in advance (Note 6) | 72,396 | - |
| Deficit | (3,261,109) | (3,133,500) |
| | (355,834) | (300,621) |
| | $ 32,645 | $ 222 |

**On behalf of the Board:**

"Tyrone Carter" Director "Ernest E. Staggs" Director

The accompanying notes are an integral part of these financial statements.

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

| | Three Month Period ended January 31, 2004 | Three Month Period ended January 31, 2003 | Six Month Period ended January 31, 2004 | Six Month Period ended January 31, 2003 |
|---|---|---|---|---|
| **EXPENSES** | | | | |
| Consulting | $ - | $ - | $ 191 | $ - |
| Interest expense | 88 | 2,195 | 1,253 | 3,987 |
| License and user fees | 1,944 | - | 1,944 | - |
| Management fees | 30,657 | 7,250 | 38,157 | 7,250 |
| Office and miscellaneous (recovery) | 7,885 | 982 | 9,756 | (260) |
| Professional fees | 43,300 | 11,815 | 61,098 | 19,737 |
| Shareholder communications and investor relations | 1,893 | 500 | 3,393 | 500 |
| Transfer agent and filing fees | 8,293 | 8,229 | 9,372 | 8,859 |
| Travel and promotion | 3,379 | 61 | 3,379 | 1,521 |
| | (97,439) | (31,032) | (128,543) | (41,594) |
| **OTHER ITEMS** | | | | |
| Gain on settlement of debt | 934 | - | 934 | - |
| | 934 | - | 934 | - |
| **Loss for the period** | (96,505) | (31,032) | (127,609) | (41,594) |
| **Deficit, beginning of period** | (3,164,604) | (3,001,301) | (3,133,500) | (2,990,739) |
| **Deficit, end of period** | $ (3,261,109) | $ (3,032,333) | $ (3,261,109) | $ (3,032,333) |
| **Basic and diluted loss per common share** | $ (0.02) | $ (0.01) | $ (0.02) | $ (0.01) |
| **Basic and diluted weighted average number of common shares outstanding** | 5,736,495 | 2,671,273 | 5,774,272 | 2,593,256 |

The accompanying notes are an integral part of these financial statements.

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

| | Three Month Period ended January 31, 2004 | Three Month Period ended January 31, 2003 | Six Month Period ended January 31, 2004 | Six Month Period ended January 31, 2003 |
|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Loss for the period | $ (96,505) | $ (31,032) | $ (127,609) | $ (41,594) |
| Items not affecting cash: | | | | |
| Accrued interest expense on promissory notes payable | - | 1,569 | 597 | 1,670 |
| Accrued expenses to related parties | 75,506 | 7,891 | 101,354 | 7,891 |
| Changes in non-working capital items: | | | | |
| (Increase) decrease in amounts receivable | (921) | (1,598) | (1,101) | (302) |
| Increase (decrease) in accounts payable and accrued liabilities | (12,559) | (9,992) | (7,752) | (1,210) |
| (Increase) decrease in prepaid expenses | (10,312) | (1,398) | (10,312) | (1,398) |
| Net cash used in operating activities | (44,791) | (34,560) | (44,823) | (39,943) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Loan payable | - | 36,480 | - | 36,480 |
| Promissory notes | (6,563) | - | (6,563) | |
| Share subscriptions received in advance | 72,396 | | 72,396 | |
| Net cash provided in financing activities | 65,833 | 36,480 | 65,833 | 36,480 |
| **Change in cash and equivalents during the period** | 21,042 | 1,920 | 21,010 | 1,537 |
| **Cash and equivalents, beginning of the period** | 42 | 303 | 74 | 686 |
| **Cash and equivalents, end of the period** | 21,084 | 2,223 | 21,084 | 2,223 |

**Supplemental Disclosure of non-cash operating, financing and investing activities:**

On November 18, 2003, the Company settled $12,243 of debt for $11,309 resulting in a $934 gain.

During the six month period ended January 31, 2003 the Company had the following non-cash transaction:

In December 1999, the Company completed a non-interest bearing private placement of convertible notes to repay outstanding promissory notes totalling $195,750 ($135,000 US). On January 20, 2003, the notes were converted into 1,305,001 common shares at a deemed price of $0.15 per share.

The accompanying notes are an integral part of these financial statements.

## 1. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico. Significant intercompany balances were eliminated upon consolidation.

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

## 2. NATURE OF OPERATIONS

The Company was engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition of a business of merit. The Company has been careful to ensure that it has expertise in all areas of the business activities contemplated, to ensure an efficient and effective implementation of the business objectives.

In accordance with Policy 2.6 of the TSX Venture Exchange, the Company was designated as an inactive issuer on May 15, 2002.

On August 12, 2003, the Company announced that its trading symbol changed to include a .H extension. There is no change in its name, no change in its Cusip number and no consolidation of capital. The symbol extension differentiates NEX symbols from Tier 1, Tier 2 or Tier 3 symbols with the TSX Venture Exchange market.

Effective at the open on August 18, 2003, the Company was transferred to the NEX board and its tier classification changed from Tier 2 to NEX.

On January 12, 2004, the Company announced that it has signed a letter of intent with State Financial Holdings Inc., a company owned or controlled by a director of the Company, to provide debt recovery services for consumer and commercial debt portfolios previously acquired by State Financial.

2. NATURE OF OPERATIONS (cont'd...)

Pursuant to the letter of intent, the Company will provide debt recovery and collection services with respect to debt previously purchased by State Financial and share in the proceeds of recovery on the debt portfolios by paying the first $60,000 US recovered to State Financial and retaining the remainder of the recovery. The Company may enter into future recovery agreements based upon collection results.

Debt recovery fees are anticipated to generate income growth on a month to month basis for the Company and to provide the Company with needed capital for business expansion, based on management's review of the debt recovery industry including the financial success of both private and public companies in this industry sector. Initial operations will begin in the United States. Expansion will continue as industry and Company growth dictate. The transaction with State Financial is subject to the execution of a definitive agreement between the Company and State Financial.

The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was pursuing opportunities in the exploration and development of mineral and natural resource properties. The continuation of the Company as a going concern is therefore dependent on its ability to obtain additional financing.

3. INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

4. RELATED PARTY TRANSACTIONS

During the six month period ended January 31, 2004, the Company entered into the following related party transactions:

The Company paid or accrued $56,102 (2003 - $Nil) in professional fees to a director of the Company.

The Company paid or accrued $1,500 (2003 - $500) to a relative of a former director for investor relations.

The Company paid or accrued $35,594 (2003 - $7,250) to a director of the Company for management fees.

The Company paid or accrued $6,058 (2003 - $Nil) for office rent and secretarial services to a director of the Company.

The Company has amounts of $241,874 (2003 - $109,078) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

## 5. SEGMENT INFORMATION

The Company currently conducts all of its operations in Canada in one business segment.

## 6. SHARE CAPITAL

On October 22, 2003, the 83,746 common shares held in escrow were cancelled.

*Share Subscriptions*

On November 6, 2003, the Company announced that it has negotiated a $33,435 private placement, consisting of 334,350 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of one year.

On November 14, 2003, the Company announced that it has negotiated a $38,961 private placement, consisting of 259,740 common shares at a price of $0.15 per share.

As of January 31, 2004, the $72,396 for the private placements described above was received and recorded as share subscriptions received in advance. The TSX Venture exchange accepted the filings for these private placements on January 12, 2004.

*Shares for Debt Settlement*

On January 12, 2004, the Company announced that it has agreed to issue 1,116,410 common shares of the Company at $0.15 per share to settle debt of $167,461. Of the outstanding debt to be settled, $25,413 is due to a former director of the Company.

The transaction is subject to acceptance by the TSX Venture Exchange and other applicable regulatory approvals.

## 7. SUBSEQUENT EVENTS

On February 2, 2004, the Company announced that it has negotiated a $19,737 ($15,000 US) private placement for 131,579 shares at a price of $0.15 per share.

On February 20, 2004, the Company announced that it has negotiated a $13,352 ($10,000 US) private placement for 89,011 units at a price of $0.15 per unit. Each unit consist of one common share and one non-transferable share purchase warrant, with each warrant to entitle the holder to purchase one additional ordinary common share at a price of $0.25 for a period of one year from closing.

7. SUBSEQUENT EVENTS (cont'd...)

On March 29, 2004, the Company announced that it has negotiated a $7,941 ($6,050 US) private placement for 52,939 units at a price of $0.15 per unit. Each unit consist of one common share and one non-transferable share purchase warrant, with each warrant to entitle the holder to purchase one additional ordinary common share at a price of $0.25 for a period of one year from closing.

These private placements are subject to TSX Venture Exchange and other applicable regulatory approvals.

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached financial statements for the six month period ended January 31, 2004.

2. Related party transactions:

   During the six month period ended January 31, 2004 the Company entered into the following related party transactions:

   a) The Company paid or accrued $56,102 (2003 - $Nil) in professional fees to a director of the Company.

   b) The Company paid or accrued $1,500 (2003 - $500) to a relative of a former director for investor relations.

   c) The Company paid or accrued $35,594 (2003 - $7,250) to a director of the Company for management fees.

   d) The Company paid or accrued $6,058 (2003 - $Nil) for office rent and secretarial services to a director of the Company.

   As at January 31, 2004, the Company has amounts of $241,874 (2003 - $109,078) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

3. a) Summary of securities issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. a) Authorized share capital: 100,000,000 common shares without par value
   100,000,000 preferred shares

   b) Common shares issued and outstanding: 5,736,495 common shares
   Stated value: $2,832,879

   c) Summary of options, warrants and convertible securities outstanding: Nil

   d) Number of shares held in escrow: Nil
   Number of shares subject to pooling agreements: Nil

5. List of directors: Tyrone Carter
   Ernest Staggs Jr.
   Melissa Walker

   Officers: Tyrone Carter, President
   Sheila Barrows, Interim Secretary

## SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

### Description of Business

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico. Significant intercompany balances were eliminated upon consolidation.

The Company was engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition of a business of merit. The Company has been careful to ensure that it has expertise in all areas of the business activities contemplated, to ensure an efficient and effective implementation of the business objectives.

The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The continuation of the Company as a going concern is therefore dependent on its ability to obtain additional financing.

In accordance with Policy 2.6 of the TSX Venture Exchange, the Company was designated as an inactive issuer on May 15, 2002.

On August 12, 2003 the Company announced that its trading symbol changed to include a .H extension. There is no change in its name, no change in its Cusip number and no consolidation of capital. The symbol extension differentiates NEX symbols from Tier 1, Tier 2 or Tier 3 symbols with the TSX Venture Exchange market.

Effective at the open on August 18, 2003 the Company was transferred to the NEX board and its tier classification changed from Tier 2 to NEX.

On January 12, 2004, the Company announced that it has signed a letter of intent with State Financial Holdings Inc., a company owned or controlled by a director of the Company, to provide debt recovery services for consumer and commercial debt portfolios previously acquired by State Financial.

Pursuant to the letter of intent, the Company will provide debt recovery and collection services with respect to debt previously purchased by State Financial and share in the proceeds of recovery on the debt portfolios by paying the first $60,000 US recovered to State Financial and retaining the remainder of the recovery. The Company may enter into future recovery agreements based upon collection results.

Debt recovery fees are anticipated to generate income growth on a month to month basis for the Company and to provide the Company with needed capital for business expansion, based on management's review of the debt recovery industry including the financial success of both private and public companies in this industry sector. Initial operations will begin in the United States. Expansion will continue as industry and Company growth dictate. The transaction with State Financial is subject to the execution of a definitive agreement between the Company and State Financial.

Concurrent with this new business initiative, the Company also proposes the hiring of Mr. Steve Thomas as Manager of Operations. Mr. Thomas has over 20 years of experience in the debt recovery industry to include positions of recovery specialist and operations manager. His recovery specialist experience encompasses consumer, commercial, medical, child support and state tax delinquencies. As operations manager, he has managed recovery call centers with over 100 recovery specialists.

**Discussion of Operations and Financial Condition**

*Symbol Change and Move to NEX*

On August 12, 2003 the Company announced that its trading symbol will change to include a .H extension There is no change in its name, no change in its Cusip number and no consolidation of capital. The symbol extension differentiates NEX symbols from Tier 1, Tier 2 or Tier 3 symbols with the TSX Venture Exchange market.

Effective at the open on August 18, 2003 the Company will be transferred to the NEX board and its tier classification will change from Tier 2 to NEX. The Company was previously designated as a TSX Venture Exchange inactive issuer.

*Escrow shares cancelled*

On October 22, 2003, the 83,746 common shares held in escrow were cancelled.

*Private Placements*

On November 6, 2003, the Company announced that it has negotiated a $33,435 private placement, consisting of 334,350 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of one year.

On November 14, 2003, the Company announced that it has negotiated a $38,961 private placement, consisting of 259,740 common shares at a price of $0.15 per share.

As of January 31, 2004, the $72,396 for the private placements described above was received and recorded as share subscriptions received in advance. The TSX Venture Exchange accepted the filings for these private placements on January 12, 2004.

*Director Resigns*

On January 2, 2004, the Company announced that Mr. George Hajduk has resigned as a director of the Company effective immediately. Mr. Hajduk has been a director of the Company since its inception in 1986. The Company wishes to thank him for his significant contribution to the Company's development over the years.

*1,116,410 Shares for Debt Settlement*

On January 12, 2004, the Company announced that it has agreed to issue 1,116,410 common shares of the Company at $0.15 per share to settle debt of $167,461. Of the outstanding debt to be settled, $25,413 is due to a former director of the Company.

The transaction is subject to acceptance by the TSX Venture Exchange and other applicable regulatory approvals.

*Use of Proceeds*

The Company incurred a net loss of $127,609 (2003 – $41,594) for the six month period ended January 31, 2004. Among the more significant expenses making up this loss are office and miscellaneous expenses (recovery) of $9,756 (2003 – (260)); interest expense of $1,253 (2003 - $3,987); management fees of $38,157 (2003 - $7,250); professional fees of $61,098 (2003 - $19,737) (consisting of accounting, audit, legal fees and related disbursements); shareholder costs of $3,393 (2003 - $500); transfer agent and filing fees of $9,372 (2003 - $8,859); as well as travel and promotion costs of $3,379 (2003 - $1,521).

*Investor Relations*

The Company entered into an investor relations agreement with a relative of a director of the Company on January 1, 2003. The agreement will be $500 per month until November 30, 2003. During the six month period ended January 31, 2004, the Company incurred $2,000 (2003 - $500) in investor relation costs.

*Related party transactions*

During the six month period ended January 31, 2004 the Company entered into the following related party transactions:

The Company paid or accrued $56,102 (2003 - $Nil) in professional fees to a director of the Company.

The Company paid or accrued $1,500 (2003 - $500) to a relative of a former director for investor relations.

The Company paid or accrued $35,594 (2003 - $7,250) to a director of the Company for management fees.

The Company paid or accrued $6,058 (2003 - $Nil) for office rent and secretarial services to a director of the Company.

As at January 31, 2004, the Company has amounts of $241,874 (2003 - $109,078) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

**Subsequent Events**

*Private Placements*

On February 2, 2004, the Company announced that it has negotiated a $19,737 ($15,000 US) private placement for 131,579 shares at a price of $0.15 per share.

On February 20, 2004, the Company announced that it has negotiated a $13,352 ($10,000 US) private placement for 89,011 units at a price of $0.15 per unit. Each unit consist of one common share and one non-transferable share purchase warrant, with each warrant to entitle the holder to purchase one additional ordinary common share at a price of $0.25 for a period of one year from closing.

On March 29, 2004, the Company announced that it has negotiated a $7,941 ($6,050 US) private placement for 52,939 units at a price of $0.15 per unit. Each unit consist of one common share and one non-transferable share purchase warrant, with each warrant to entitle the holder to purchase one additional ordinary common share at a price of $0.25 for a period of one year from closing.

These private placements are subject to TSX Venture Exchange and other applicable regulatory approvals.

The proceeds from these private placements will be used to pay on-going expenses and future transactions.

**Financings, Principal Purposes and Milestones**

On October 22, 2003, the 83,746 common shares held in escrow were cancelled.

On November 6, 2003, the Company announced that it has negotiated a $33,435 private placement, consisting of 334,350 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of one year.

On November 14, 2003, the Company announced that it has negotiated a $38,961 private placement, consisting of 259,740 common shares at a price of $0.15 per share.

As of January 31, 2004, the $72,396 for the private placements described above was received and recorded as share subscriptions received in advance. The TSX Venture Exchange accepted the filings for these private placements on January 12, 2004.

**Liquidity and Solvency**

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

| | January 31, 2004 | July 31, 2003 (Audited) |
|---|---|---|
| Deficit | $ (3,261,109) | $ (3,133,500) |
| Working capital deficiency | (355,834) | (300,621) |